Securities and Exchange Commission

Division of Corporate Finance

100 F St, N.E.

Washington, DC 20549

May 20, 2026

Re: Withdrawal of Offering Statement on Form 1-A (024-12719)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Bridgewell Secured Income LP (the “Partnership”) respectfully requests the withdrawal of it’s the offering statement on Form 1-A (File No. 024-12719), together with all exhibits thereto (collectively, the “Offering Statement”).

Accordingly, the Partnership respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement filed March 5, 2026, effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact the Partnership’s counsel Jonathan Sabo, Esq. of Dobson Robinette, PPLC at (940) 205-5167.

 .

Sincerely,
/s/ Dodson Robinette, PPLC
DODSON ROBINETTE, PLLC